# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wingstop Inc., CIK 0001636222
CUSIP: 974155103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2801 N CENTRAL EXPRESSWAY, SUITE 1600, DALLAS, Texas (TX), 75204
Date of event which requires filing of this statement: 09/19/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001061165

## Reporting persons
- LONE PINE CAPITAL LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,491,245; sole dispositive power 0; shared dispositive power 1,491,245; aggregate amount beneficially owned 1,491,245 (5.3% of the class)
- David F. Craver: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,491,245; sole dispositive power 0; shared dispositive power 1,491,245; aggregate amount beneficially owned 1,491,245 (5.3% of the class)
- Brian F. Doherty: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,491,245; sole dispositive power 0; shared dispositive power 1,491,245; aggregate amount beneficially owned 1,491,245 (5.3% of the class)
- Kelly A. Granat: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,491,245; sole dispositive power 0; shared dispositive power 1,491,245; aggregate amount beneficially owned 1,491,245 (5.3% of the class)
- Stephen F. Mandel, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,491,245; sole dispositive power 0; shared dispositive power 1,491,245; aggregate amount beneficially owned 1,491,245 (5.3% of the class)
- Kerry A. Tyler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,491,245; sole dispositive power 0; shared dispositive power 1,491,245; aggregate amount beneficially owned 1,491,245 (5.3% of the class)

## Item 1. Issuer
Name of issuer: Wingstop Inc.
Address of issuer's principal executive offices: 2801 N Central Expressway, Suite 1600, Dallas, Texas 75204

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Lone Pine Capital LLC, a Delaware limited liability company ("Lone Pine Capital"), which serves as investment manager to Lone Spruce, L.P., a Delaware limited partnership ("Lone Spruce"), Lone Cascade, L.P., a Delaware limited partnership ("Lone Cascade"), Lone Sierra, L.P., a Delaware limited partnership ("Lone Sierra"), Lone Cypress, Ltd., a Cayman Islands exempted company ("Lone Cypress"), and Lone Monterey Master Fund, Ltd., a Cayman Islands exempted company ("Lone Monterey Master Fund", and together with Lone Spruce, Lone Cascade, Lone Sierra and Lone Cypress, the "Lone Pine Funds"), with respect to the common stock, par value $0.01 per share ("Common Stock") of Wingstop Inc., a Delaware corporation (the "Company") directly held by each of the Lone Pine Funds. Lone Pine Capital has the authority to dispose of and vote the shares of Common Stock directly held by the Lone Pine Funds;

(ii) David F. Craver ("Mr. Craver"), Brian F. Doherty ("Mr. Doherty"), Kelly A. Granat ("Ms. Granat"), and Kerry A. Tyler ("Ms. Tyler"), each an Executive Committee Member of Lone Pine Managing Member LLC, which is the Managing Member of Lone Pine Capital, with respect to the shares of Common Stock directly held by each of the Lone Pine Funds; and

(iii) Stephen F. Mandel, Jr. ("Mr. Mandel"), the Managing Member of Lone Pine Managing Member LLC, which is the Managing Member of Lone Pine Capital, with respect to the shares of Common Stock directly held by each of the Lone Pine Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. None of the Reporting Persons directly own any shares of Common Stock.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is Two Greenwich Plaza, Suite 220, Greenwich, Connecticut 06830.
Citizenship: Lone Pine Capital is a limited liability company organized under the laws of the State of Delaware. Mr. Craver, Mr. Doherty, Ms. Granat, Mr. Mandel and Ms. Tyler are United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon 27,923,753 shares of Common Stock outstanding as of July 29, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2025, filed with the Securities and Exchange Commission on July 30, 2025.
Percent of class: 5.3%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- LONE PINE CAPITAL LLC: /s/ Kerry A. Tyler, Kerry A. Tyler, Managing Director, Chief Operating Officer (09/26/2025)
- David F. Craver: /s/ David F. Craver, David F. Craver, individually and as an Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC (09/26/2025)
- Brian F. Doherty: /s/ Brian F. Doherty, Brian F. Doherty, individually and as an Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC (09/26/2025)
- Kelly A. Granat: /s/ Kelly A. Granat, Kelly A. Granat, individually and as an Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC (09/26/2025)
- Stephen F. Mandel, Jr.: /s/ Stephen F. Mandel, Jr., Stephen F. Mandel, Jr., individually and as Managing Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC (09/26/2025)
- Kerry A. Tyler: /s/ Kerry A. Tyler, Kerry A. Tyler, individually and as an Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC (09/26/2025)